September 9, 2025

Via EDGAR
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:     Prenetics Global Limited
Registration Statement on Form F-3, as amended
    File No. 333-288824

Ladies and Gentlemen:
    Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Prenetics Global Limited, a Cayman Island exempted company with limited liability (the “Registrant”), hereby requests the above-referenced Registration Statement on Form F-3 (the “Registration Statement”) be declared effective by the Securities and Exchange Commission on Thursday, September 11, 2025, at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable.
The Registrant hereby authorizes Michael S. Lee, Esq. of Reed Smith LLP, attorney for the Registrant, to orally modify or withdraw this request for acceleration.
     Please confirm effectiveness by advising our counsel, Michael S. Lee of Reed Smith LLP, at (212) 549-0358.

Very truly yours,
Prenetics Global Limited

/s/ Danny Sheng Wu Yeung

Danny Sheng Wu Yeung
Chief Executive Officer